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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               For October 26, 2005

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  PRECISION DRILLING CORPORATION



                                  Per: /s/ Jan M. Campbell
                                       ------------------------
                                       Jan M. Campbell
                                       Corporate Secretary


Date:  October 26, 2005


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P R E S S   R E L E A S E
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                    PRECISION DRILLING CORPORATION ANNOUNCES
                        APPOINTMENT OF EXECUTIVE OFFICERS

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CALGARY, October 26, 2005 - As previously announced on September 7, 2005, the
Board of Directors of Precision Drilling Corporation ("Precision") confirmed today that upon the effective date of conversion to the proposed mutual fund trust structure, Gene Stahl will be appointed to the position of Chief Operating Officer and President of Precision, Doug Strong will be appointed to the position of Chief Financial Officer of Precision and Darren Ruhr will be appointed Vice President Corporate Services and Corporate Secretary. Mr. Stahl has been employed with Precision for the past nine years in a diverse mix of management roles, most recently as Vice President, Rentals. Mr. Strong is a Chartered Accountant with nearly twenty years of domestic and international oilfield service industry experience and has been the Group Controller for Precision's Canadian drilling business for the past eight years. Mr. Ruhr has been employed with Precision for the past eight years, most recently as Director, Information Technology, Real Estate and Travel.

Mr. Stahl is the son-in-law of Mr. Hank Swartout, who is continuing as Chairman and Chief Executive Officer.

Upon consideration, the provisions of Precision's Code of Business Conduct and Ethics (the "Code") concerning conflicts of interest have been waived by the board of directors (the "Board") of Precision in connection with the appointment of Mr. Stahl and the ongoing reporting relationship that Mr. Stahl will have to Mr. Swartout. In reaching their decision, the Board considered the following factors with respect to Mr. Stahl:

    o Competence, commitment and a broad range of experience demonstrated over nine years of service with Precision;

    o    Knowledge of customer base across Precision's product lines;

    o Proven operating performance with a track record of growth and profitability; and

    o    Demonstrated leadership skills.

In dealing with the waiver of the Code, the Board took into account the fact that Mr. Swartout is in a transition role and the Board has implemented a policy whereby Mr. Swartout is required to recuse himself from any discussions regarding Mr. Stahl's terms of employment.

Upon consideration of these factors, the board of directors of Precision is satisfied that a waiver of Precision's Code of Business Conduct and Ethics is in the best interests of Precision.

Precision is listed on the Toronto Stock Exchange under the trading symbols "PD" and "PD.U" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Jan M. Campbell, Corporate Secretary, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone: (403) 716-4500, Fax: (403) 264-0251, Website: www.precisiondrilling.com.